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APR 02 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stockkings Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway; Suite 934

(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Arias, Jr. 646-290-9223

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC

(Name – *if individual, state last, first, middle name*)

6 East 45th Street (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Gregory A. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stockkings Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGINA BENJAMIN
Notary Public - State of New York
NO. 01BE6219092
Qualified in New York County
My Commission Expires Mar 22, 2022

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOCKKINGS CAPITAL LLC
Table of Contents

FORM X-17A-5 – PART III

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Stockkings Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stockkings Capital LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stockkings Capital LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stockkings Capital LLC's management. Our responsibility is to express an opinion on Stockkings Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stockkings Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Stockkings Capital LLC's financial statements. The supplemental information is the responsibility of Stockkings Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners LLC

We have served as Stockkings Capital LLC's auditor since 2016.

New York, New York
March 28, 2018

Offices:
Maryland
New York City
Long Island
New Jersey

Stockkings Capital LLC
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	4,561
Due from clearing broker		322
Prepaid expenses and other assets		18,869
Leasehold improvements, net		787
Security deposits with clearing broker		25,000
TOTAL ASSETS	$	49,539
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	8,330
Total Liabilities		8,330
Member's Equity		41,209
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	49,539

The accompanying notes are an integral part of this financial statement.

Stockkings Capital LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenue		
Commissions	$ 83,503	
Interest and other	469	
Total revenue		$ 83,972
Expenses		
Commissions, salaries and benefits	25,944	
Clearing charges	37,716	
Occupancy	8,284	
Professional fees	94,088	
Travel and entertainment	10,500	
General and administrative	29,297	
Total expenses		205,829
Net loss		$ (121,857)

The accompanying notes are an integral part of this financial statement.

Stockkings Capital LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

Balance, January 1, 2017	$ 42,664
Member's Contributions	120,402
Net loss	(121,857)
Balance December 31, 2017	$ 41,209

The accompanying notes are an integral part of this financial statement.

Stockkings Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:	
Net loss	$ (121,857)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	675
Net change in operating assets and liabilitites:	
Decrease in due from clearing brokers	8,865
(Increase) in prepaid expenses and other assets	(6,634)
Increase in accounts payable and accrued expenses	335
Net cash used in operating activities	(118,616)
Cash flows from financing activities:	
Member's contributions	120,402
Net increase in cash and cash equivalents	1,786
Cash, beginning of year	2,775
Cash, end of year	$ 4,561

The accompanying notes are an integral part of this financial statement.

STOCKKINGS CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Stockkings Capital LLC (the Company) was formed in 2012 as a limited liability company in accordance with the laws of the state of New York and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Stockkings Holdings, Inc. The Company was approved by FINRA to operate as a registered broker dealer in June of 2013.

The Company was originally formed under the name Britannica Capital Partners, LLC. The name was legally changed in March 2016 to Stockkings Capital LLC.

(b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(f) LEASEHOLD IMPROVEMENTS, NET

Leasehold improvements are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(g) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2014 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(h) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company records revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

The Company values its securities in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(i) SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through March 28, 2018, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000. At December 31, 2017, the Company had net capital and net capital requirements of $21,553 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2017, the Company's net capital ratio was .39 to 1.

Note 3. LEASEHOLD IMPROVEMENTS, NET

Leasehold improvements as of December 31, 2017 consists of the following:

Leasehold improvements	$	2,700
Less: Accumulated amortization		(1,913)
Leasehold improvements, net	$	787

Note 4. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial instruments, including cash, due from clearing broker, prepaid expenses and other assets, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to their short-term nature.

Note 5. COMMITMENTS AND CONTINGENCIES

Rent charged to expense for the Company's facilities for the year ended December 31, 2017 was approximately $8,300. The lease is in the Parent's name and the Company is allocated a prorated portion a month through an expense sharing agreement (See Note 8).

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 6. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at a reputable financial institution, which has not exceeded federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 7. RELATED PARTY

The Company entered into an expense sharing arrangement with its Parent whereby the Parent would pay certain common expenses and allocate an appropriate share to the Company. During 2017, $9,500 of such expenses was allocated to the Company. At December 31, 2017, there is also a receivable due from the Parent of approximately $11,500 in prepaid expenses and other assets in the accompanying statement of financial condition.

SUPPLEMENTARY INFORMATION

Stockkings Capital LLC
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1
December 31, 2017

Credit:	
Member's Equity	$ 41,209
Debits:	
Nonallowable assets:	
Prepaid expenses and other assets	18,869
Leasehold improvements, net	787
Total debits	19,656
Net capital before haircuts	21,553
Haircuts on securities positions	-
Net Capital	21,553
Minimum requirements of 6-2/3% of aggregate indebtedness of $8,330, or SEC requirement of $5,000, whichever is greater	5,000
Excess net capital	$ 16,553
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 8,330
Total aggregate indebtedness	$ 8,330
Ratio of Aggregate Indebtedness to Net Capital	.39 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the amended unaudited Form X-17A-5 as of December 31, 2017.

See report of Independent Registered Public Accounting Firm and the notes to the financial statements.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212 826.5037
www.AdeptusCPAs com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Member
of Stockkings Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stockkings Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stockkings Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Stockkings Capital LLC stated that Stockkings Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Stockkings Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stockkings Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
March 28, 2018

Offices:
Maryland
New York City
Long Island
New Jersey

StockKings Capital, LLC
Exemption Report
under Rule 17a-5(dx4) of the
Securities and Exchange Commission
December 31.2017

In accordance with the Company's membership agreement with FINRA, the Company is designated to operate under the exemptive provisions of paragraph (k)(2)(ii). The Company does not handle cash or securities on behalf of customers. Therefore, the Company, to its best knowledge and belief is in compliance with Rule 15c3-3 and has been so throughout the year ended December 3l, 2017, without exception.

Signed,

Gregory Lewis, Managing Member

February 27,2018

See Independent Accountant's Report

CONFIDENTIAL